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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 12b-25

Commission File Number 0-30285

## NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q
[_] Form N-SAR

For Period Ended: March 31, 2003

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

## PART I
## REGISTRANT INFORMATION

ENERGY VISIONS INC.
_______________________________________________________________________________
Full Name of Registrant

ENERGY VENTURES INC.
_______________________________________________________________________________
Former Name if Applicable

43 Fairmeadow Avenue
_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M2P 1W8
_______________________________________________________________________________
City, State and Zip Code

## PART II
## RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|     | (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|     |
| [X] | (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|     |
|     | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant was unable to timely file the Report without unreasonable effort or expense due to delays in gathering the necessary information and due to financial statement presentation changes to comply with applicable accounting guidelines.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

| Peter F. Searle, Esq. | (416) | 284-4579 |
|---|---|---|
| (Name) | (Area Code) | (Telephone Number) |

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report no revenues in the quarter ended March 31, 2003. In the comparative period in 2002 we reported revenues of $25,000 in respect of a single sales contract which is now terminated. We expect to report a loss of approximately $136,000 in 2003 as compared with a loss of approximately $382,000 in 2002. The principle reason for the decreased loss is the lower expenditures in the current year on research and development activities which decreased approximately 63% from approximately $209,000 in 2002 to approximately $77,000 in 2003. Such reduction reflects a reduced level of research and development activity but is in part due to the receipt of grants from National Research Council in respect of the research and development activities conducted in Calgary, Alberta. Other costs including professional fees and admin costs declined modestly. Depreciation and amortization declined from approximately $31,000 in 2002 to approximately $10,000 in 2003 due to a 2002 accounting charge in respect of the impairment of property and equipment and licence and technology costs. The current period also includes a one-time gain of $95,000 realised upon the sale of options in an unrelated company. There is no prior year equivalent of such item.

ENERGY VISIONS INC.

---

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 05/15/2003 By: /s/Peter F. Searle

Peter F. Searle, VP Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.